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                     May 13, 2020

       Lisa Averbuch
       President, CEO and CFO
       Celexus, Inc
       8275 S. Eastern Ave, Suite 200
       Las Vegas, Nevada 89123

                                                        Re: Celexus, Inc
                                                            Amendment No. 2 to
Form 10-K for the Fiscal Year Ended March 31, 2019
                                                            Filed March 12,
2020
                                                            Form 10-Q for the
Fiscal Quarter Ended December 31, 2019
                                                            Filed March 12,
2020
                                                            File No. 000-52069

       Dear Ms. Averbuch:

               We issued comments to you on the above captioned filings on April 6, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 27, 2020.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Kathleen
       Krebs, Special Counsel, at (202) 551-3350 with any other questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services